                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ending December 31, 2001
                           -----------------------------------------------------

Commission File Number 1-16463
                       ---------------------------------------------------------

 Full title of the plan and the address of the plan, if different from that of the issuer named below:

            PEABODY HOLDING COMPANY, INC. EMPLOYEE RETIREMENT ACCOUNT
--------------------------------------------------------------------------------

 Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           PEABODY ENERGY CORPORATION
--------------------------------------------------------------------------------

    701 MARKET STREET, ST. LOUIS, MISSOURI                     63101-1826
--------------------------------------------------------------------------------
    (Address of principal executive offices)                   (Zip Code)

                                TABLE OF CONTENTS

Report of Independent Auditors...........................................................................1

Financial Statements

     Statements of Net Assets Available for Benefits -
     December 31, 2001 and December 31, 2000.............................................................2

     Statements of Changes in Net Assets Available for Benefits -
     Years Ended December 31, 2001 and 2000..............................................................3

     Notes to Financial Statements.......................................................................4

Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)..........................................10

Signatures..............................................................................................12

Exhibit Index...........................................................................................13

Exhibit 23 - Consent of Independent Auditors............................................................14

                         Report of Independent Auditors

The Employee Retirement Account Committee
Peabody Holding Company, Inc.

We have audited the accompanying statements of net assets available for benefits of Peabody Holding Company, Inc. Employee Retirement Account as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                             /s/ ERNST & YOUNG LLP
                                             -----------------------------------
                                             Ernst & Young LLP




St. Louis, Missouri
May 17, 2002

                          Peabody Holding Company, Inc.
                           Employee Retirement Account

                 Statements of Net Assets Available for Benefits
                                 (In Thousands)

                                                        DECEMBER 31
                                                    2001           2000
                                                 ----------     ----------
ASSETS
Investments, at fair value:
   Investments in mutual funds                   $  134,783     $  149,400
   Investment in common/collective trust             78,113             --
   Investment in Company stock                          243             --
   Participant notes receivable                       8,359          8,758

Investments at contract value                            --         72,387
                                                 ----------     ----------
Total investments                                   221,498        230,545

Receivables:
   Employer contributions                             2,232             --
                                                 ----------     ----------

Net assets available for benefits                $  223,730     $  230,545
                                                 ==========     ==========


See accompanying notes.

                          Peabody Holding Company, Inc.
                           Employee Retirement Account

           Statements of Changes in Net Assets Available for Benefits
                                 (In Thousands)

                                                                          YEAR ENDED
                                                                          DECEMBER 31
                                                                     2001              2000
                                                                 ------------      ------------
ADDITIONS
Interest and dividends                                           $      7,240      $     15,104
Net realized and unrealized depreciation of investments               (20,881)          (20,862)
                                                                 ------------      ------------
Net investment loss                                                   (13,641)           (5,758)

Contributions:
   Employee                                                            12,638            12,372
   Employer                                                            10,645             6,426
   Rollover                                                               582               565
                                                                 ------------      ------------
Total contributions                                                    23,865            19,363
                                                                 ------------      ------------

Total additions                                                        10,224            13,605

DEDUCTIONS
Withdrawals by participants                                           (17,026)          (18,166)
Other expenses                                                            (13)              (25)
                                                                 ------------      ------------
Total deductions                                                      (17,039)          (18,191)
                                                                 ------------      ------------

Net decrease in net assets available for benefits                      (6,815)           (4,586)
Net assets available for benefits at beginning of year                230,545           235,131
                                                                 ------------      ------------
Net assets available for benefits at end of year                 $    223,730      $    230,545
                                                                 ============      ============

See accompanying notes.

                          Peabody Holding Company, Inc.
                           Employee Retirement Account

                          Notes to Financial Statements

                     Years Ended December 31, 2001 and 2000

1. DESCRIPTION OF THE PLAN

The following description of the Peabody Holding Company, Inc. (the Company) Employee Retirement Account (the Plan) provides only general information. Participants should refer to the plan documents for a more complete description of the Plan's provisions. The Plan was amended and restated effective April 1, 1999.

GENERAL

The Plan is a defined contribution plan, and participation in the Plan is voluntary. All salaried employees of the Company and certain of its participating subsidiary companies as well as the salaried employees of participating affiliated companies (collectively referred to as the "Employer") are eligible for participation on the date of their employment or at any time afterward. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan allows participants to invest among several mutual funds and common/collective trusts. Effective October 2001, the Plan allows participants to invest in the Peabody Energy Stock Fund, as a result of Peabody Energy Corporation's initial public offering of common stock in May 2001. All investments in the Plan are participant-directed.

CONTRIBUTIONS

Each year, participants may contribute up to 16 percent of pretax or after-tax annual compensation, as defined in the Plan. Those participants who are employees of Powder River Coal Company may contribute up to 19 percent of pretax or after-tax annual compensation. Prior to January 1, 2001, participants who were employees of Powder River Coal Company could contribute up to 16 percent of pretax or after-tax annual compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

The Company makes matching contributions of an amount equal to 100 percent on the first 3 percent of base pay and 75 percent on the next 4 percent of base pay that a participant contributes to the Plan. For participants who are employed either by Patriot Coal Company, L.P. or Powder River Coal Company, the Company makes matching contributions of an amount equal to 50 percent of the first 4 percent and 6 percent, respectively, of compensation that a participant contributes to the Plan.

                          Peabody Holding Company, Inc.
                           Employee Retirement Account

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

Prior to January 1, 2001, the Company made matching contributions of an amount equal to 50 percent of the first 6 percent of compensation that a participant contributed to the Plan, except for those participants who were employees of the Patriot Coal Company, L.P., for whom the Company made matching contributions of an amount equal to 50 percent of the first 4 percent of compensation that a participant contributed to the Plan.

Employees direct the investment of Company contributions. All contributions are subject to certain limitations.

Effective April 1, 1999, the Company's Board of Directors set desired minimum and maximum performance targets that will require the Company to pay into the account of each active employee of the Company and its participating subsidiaries and affiliates an amount between 0 percent and 4 percent of the employee's base salary as of the end of the fiscal year.

In July 2001, the Company changed its fiscal year-end from March 31 to December
31. This change was first effective with respect to the nine months ended December 31, 2001.

During the 2001 plan year, a performance contribution of approximately $2.8 million was made, which represented 4 percent of eligible employees' salary for the fiscal year ended March 31, 2001, and a receivable of approximately $2.2 million was recorded, which represented 3 percent of eligible employees' salary for the nine months ended December 31, 2001. During the 2000 plan year, a performance contribution of approximately $2.9 million was made, which represented 4 percent of eligible employees' salary for the fiscal year ended March 31, 2000.

FORFEITED ACCOUNTS

Employer contributions are reduced by forfeitures of non-vested amounts. The forfeiture credits amounted to $26,689 and $83,467 for the years ended December 31, 2001 and 2000, respectively.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at rates

                          Peabody Holding Company, Inc.
                           Employee Retirement Account

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

commensurate with the prime interest rate as published in the Wall Street Journal on the first business day of the month in which the loan was made. Principal and interest is paid ratably through payroll deductions.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) plan earnings. Allocations are based on participant eligible compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

PAYMENT OF BENEFITS

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, annual installments, or a combination of the two. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Participants may also elect to receive a lump-sum distribution from their after-tax account.

Participants who have attained the age of 59 1/2 have the right to receive part or all of their vested account balance upon request. Withdrawals in cases of hardship, as defined in the Plan, are also permitted.

VESTING

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company matching contribution portion of their accounts is based on years of continuous service or when the participant attains the age of 62, whichever occurs first. Employer matching contributions and earnings thereon become vested based upon years of service (25 percent per year after two years of service with 100 percent vesting after five years) with the Company. Employer performance contributions, if any, are 100 percent vested immediately.

                          Peabody Holding Company, Inc.
                           Employee Retirement Account

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

PLAN TERMINATION

The Plan is voluntary on the part of the Employer. The Employer may terminate the Plan in whole or in part subject to the provisions of ERISA. Upon termination or complete discontinuance of all contributions to the Plan, participants' accounts become fully vested. Currently, the Employer has no intention to terminate the Plan.

ADMINISTRATIVE EXPENSES

All significant administrative expenses of the Plan, including recordkeeping and trustee fees, are paid by the Employer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are prepared under the accrual method of accounting.

USE OF ESTIMATES

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements, and reported amounts of additions and deductions during the reporting period. Actual results could differ from these estimates.

VALUATION OF INVESTMENTS AND INCOME RECOGNITION

The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units in common/collective trust are valued at net asset value at year-end. The stock fund is valued at year-end unit closing price (comprised of the year-end market price plus any uninvested cash position). Participant loans are valued at cost, which approximates market value.

                          Peabody Holding Company, Inc.
                           Employee Retirement Account

                    Notes to Financial Statements (continued)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Prior to October 2001, plan participants could invest in a stable value fund, which, among other investments, invested in a combination of guaranteed investment contracts with insurance companies. Plan assets invested in these contracts were guaranteed by the insurance companies and, as a result, were presented in the financial statements at contract value, which approximated market value. Contract value represented contributions made under the contract, plus interest at the contract rate, less withdrawals by participants. There were no reserves against contract values for credit risk of contract issues or otherwise. The fair value of the investment contracts at December 31, 2001 and 2000, was $0 and $72.4 million, respectively. The crediting interest rate for these investment contracts was reset annually by the issuer but could not be less than zero and was 5.81 percent at December 31, 2000. The average yield approximated these rates.

3. INVESTMENTS

The Plan's investments (including investments purchased or sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                              2001            2000
                                           ----------      ----------
                                                 (In Thousands)

   Mutual funds                            $  (20,927)     $  (20,862)
   Company stock                                   46              --
                                           ----------      ----------
                                           $  (20,881)     $  (20,862)
                                           ==========      ==========

Investments that represent 5 percent or more of fair value of the Plan's net assets at December 31 are as follows:

                                              2001            2000
                                           ----------      ----------
                                                 (In Thousands)

   Mutual funds:
     Vanguard 500 Index Fund               $   47,842      $   53,990
     Vanguard PRIMECAP Fund                    20,163          23,752
   Common/collective trust:
     Vanguard Retirement Savings Trust         78,113      Less Than 5%
   Contract value:
     Stable Value Fund                     LESS THAN 5%        72,387

                          Peabody Holding Company, Inc.
                           Employee Retirement Account

                    Notes to Financial Statements (continued)


4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service
(IRS) dated September 29, 1995 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The Plan's administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt. The Plan has applied for a new determination letter.

5. SUBSEQUENT EVENTS

Effective April 1, 2002, participants may contribute, subject to limitations of applicable law, up to 50 percent of pretax or after-tax annual compensation, as defined in the Plan.

Also effective April 1, 2002, in the calendar year that a participant is age 50 or older and each year thereafter, certain participants meeting additional specific criteria will be permitted to make catch-up contributions to the Plan. Participants will be able to contribute amounts over and above the maximum otherwise permitted by the Plan, subject to certain limitations.

                              SUPPLEMENTAL SCHEDULE

                          PEABODY HOLDING COMPANY, INC.
                           EMPLOYEE RETIREMENT ACCOUNT

                             EMPLOYER ID #13-2871045
                                    PLAN #002

         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                DECEMBER 31, 2001

                                                          DESCRIPTION OF
             IDENTITY OF ISSUE                            INVESTMENT TYPE                  CURRENT VALUE
             -----------------                            ---------------                  -------------

AIM Value*                                       65,488 shares of mutual fund            $        711,857
Ariel Growth Fund*                               11,024 shares of mutual fund                     415,838
Baron Asset Fund*                                1,207 shares of mutual fund                       53,645
Deutsche International Equity Fund*              79 shares of mutual fund                           1,484
Fidelity Equity Income II Fund*                  5,317 shares of mutual fund                      111,806
Fidelity Blue Chip Growth Fund*                  23,101 shares of mutual fund                     991,947
Gabelli Growth Fund*                             37,615 shares of mutual fund                   1,078,798
Harbor Capital Appreciation*                     30,903 shares of mutual fund                     903,287
Janus Fund*                                      127,028 shares of mutual fund                  3,124,895
Janus Worldwide Fund*                            49,086 shares of mutual fund                   2,151,933
Lazard Small Cap Portfolio*                      7,529 shares of mutual fund                      133,272
Managers Special Equity Fund*                    2,845 shares of mutual fund                      200,834
Oppenheimer Quest Value*                         4,292 shares of mutual fund                       80,005
Putnam Int'l Growth A*                           21,322 shares of mutual fund                     422,600
Sound Shore Fund*                                480 shares of mutual fund                         14,687
T. Rowe Price Mid-Cap Growth*                    11,736 shares of mutual fund                     462,391
T. Rowe Science & Technology Fund*               231,309 shares of mutual fund                  4,838,990
T. Rowe Price Small-Cap Stock*                   11,096 shares of mutual fund                     281,181
Vanguard 500 Index Fund*                         451,809 shares of mutual fund                 47,842,094
Vanguard Explorer Fund*                          179,061 shares of mutual fund                 10,799,146
Vanguard Extend Mkt Index Fund*                  28,189 shares of mutual fund                     650,884
Vanguard GNMA Fund*                              30,794 shares of mutual fund                     319,645
Vanguard High-Yield Corp.*                       27,803 shares of mutual fund                     174,881
Vanguard Int'l Growth Fund*                      295,214 shares of mutual fund                  4,431,161
Vanguard LifeSt Conserv Growth*                  596,705 shares of mutual fund                  8,389,677
Vanguard LifeSt Growth Fund*                     345,880 shares of mutual fund                  6,028,683
Vanguard LifeSt Income Fund*                     35,811 shares of mutual fund                     460,529
Vanguard LifeSt Moderate Growth*                 287,320 shares of mutual fund                  4,577,005
Vanguard LT Bond Index*                          24,895 shares of mutual fund                     269,610
Vanguard LT Treasury Fund*                       13,729 shares of mutual fund                     147,722
Vanguard PRIMECAP Fund*                          391,355 shares of mutual fund                 20,162,614

                          Peabody Holding Company, Inc.
                           Employee Retirement Account

                             Employer ID #13-2871045
                                    Plan #002

   Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)


                                                          DESCRIPTION OF
             IDENTITY OF ISSUE                            INVESTMENT TYPE                 CURRENT VALUE
             -----------------                            ---------------                 -------------

Vanguard REIT Index Fund*                        37,837 shares of mutual fund                     458,967
Vanguard Sm-Cap Index Fund*                      13,672 shares of mutual fund                     270,984
Vanguard Total Bond Mkt Index*                   289,238 shares of mutual fund                  2,932,878
Vanguard Total Stock Mkt Index*                  10,391 shares of mutual fund                     267,456
Vanguard U.S. Growth*                            110,021 shares of mutual fund                  2,073,898
Vanguard Windsor Fund*                           447,608 shares of mutual fund                  7,000,592
Vanguard Windsor II Fund*                        60,382 shares of mutual fund                   1,545,187
Vanguard Retirement Savings Trust*               78,112,642 shares of common/                  78,112,642
                                                    collective trust
Peabody Energy Stock Fund*                       8,606 shares of common stock                     242,601
Various participants                             Participant loans, interest rates from         8,359,230
                                                    4.65% to 10.5%, maturities through
                                                    11/25/2011
                                                                                         ----------------
                                                                                         $    221,497,536
                                                                                         ================

*Parties-in-interest.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Peabody Holding Company, Inc. Employee Retirement Account has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                Peabody Holding Company, Inc.
                                                Employee Retirement Account

Date:  June 28, 2002                        By: /s/ SHARON D. FIEHLER
                                                --------------------------------
                                                Sharon D. Fiehler
                                                Peabody Energy Corporation
                                                Executive Vice President,
                                                Human Resources & Administration

                                  EXHIBIT INDEX


The exhibits below are numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.



EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------

  23                     Consent of Ernst & Young LLP, Independent Auditors